UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1Q2019 OPERATIONAL RESULTS

Moscow, Russia – May 23, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2019 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1Q2019 operational results:

“In this accounting period, prices for our key products remained at fairly high levels. This was due to insufficient investment into the coal industry worldwide and other factors, such as the restrictions on Australian coal shipments and China’s introduction of protective tariffs against US coal. The stably comfortable price level prompts producers to a greater output and supply of coal, which shifts the balance of supply and demand. The price dynamics in 2019 will mostly depend on China as the leading importer as well the stability of supply from Australia, Russia and the United States.

“The 19-percent decrease in our coal production in the first quarter was due to the necessity of reducing our stockpiles which reached some 1 million tonnes due to a shortage of gondola railcars in the Russian Railways network in the previous quarter at Kuzbass and Southern Yakutia production areas. Starting early this year, the delivery cycle has recovered, reflecting in the positive dynamics of our sales to third parties (+3% for coking coal concentrate, +7% for PCI and +45% for thermal coal) and will have further positive impact on the next quarter’s operational results. I would like to particularly note the growth of sales from Elga Coal Complex, which went up by 34%.

“The 45-percent slump in anthracite sales quarter-on-quarter was due to our decreasing output of this type of coal at our Southern Kuzbass Coal Company, shifting our production facilities to coking coal grades.

“We continue implementing the technical upgrade program for our mining division, which is aimed at increasing mining output. As part of this program, this year our facilities will receive over 70 new equipment and transport units. We also plan to expand our partnership with contractors we bring in to take part in open pit mining.

“The 7-percent increase in overall sales of iron ore concentrate in 1Q2019 was due to the increase of output at Korshunov Mining Plant as well as sales of stockpiles accumulated in the fourth quarter. In this accounting period, our iron ore concentrate sales to third parties went up by half.

“Coke sales to third parties went up by 19% in the first quarter. In this segment, we are actively expanding into new markets, shipping pilot batches to Spain, Vietnam and India.

“Mechel’s steel division faces a large-scale repair campaign this year. Some repairs have already been completed in the first quarter, but had no impact on operational results as steel output went up by 3% and pig iron output remained at the previous quarter’s level. We continue to successfully implement our strategy of increasing the share of higher-margin products. For example, the operational plans of Chelyabinsk Metallurgical Plant’s universal rolling mill for this quarter, the same as the previous quarter, gives priority to higher-margin sections and expanding its product range. Demand for channels, some beam types and pit props is consistently steady. As a result, sales of the universal rolling mill’s sections went up by 4% quarter-on-quarter. We see the same trend in our other facilities as well.

“A minor decrease in sales of long rolls (-2%) quarter-on-quarter was due to the rebar market’s traditional winter slump. The 18-percent rise in sales of stainless long rolls at Izhstal fully made up for that. We are gradually recovering our former position in this business segment distinguished by high margin levels.

“Flat rolls sales went up by 26% due to a significant increase in sales of stainless flats (+28% quarter-on-quarter) and other types of flats (+26%) produced by Chelyabinsk Metallurgical Plant. In this accounting period, subsidiaries of our Mechel Service Global network were very efficient in boosting sales of regular flats produced by third parties to European Union engineering companies.

“Hardware sales remained roughly at the previous quarter’s level, with a minor slump due to seasonal demand fluctuations. At the same time, in 1Q2019 Beloretsk Metallurgical Plant increased output quarter-on-quarter as orders for the next accounting period came in, and mastered production of 14 new product types, including eight types of wire ropes.

“Forgings sales went up by 3% as our export to Europe increased. In this accounting period, Russian machinebuilders bought fewer railway axles produced by Urals Stampings Plant, which had its impact on the overall stampings sales (-11%).

“Ferrosilicon sales went down by 14% quarter-on-quarter. This was due to the fact that we were forward with a major contract with a Japanese client, fulfilling our obligations early in the fourth quarter, supplying a total of some 5,000 tonnes of ferrosilicon.

“Electricity generation in the first quarter largely remained at the previous quarter’s level. Heat generation went up by 12% due to lower temperatures in this accounting period.”

Production and sales for 1Q2019

Production:

Product Name	1Q2019, thousand tonnes	1Q2018, thousand tonnes	%	1Q2019, thousand tonnes	4Q2018, thousand tonnes	%
Run-of-Mine Coal	3,520	4,965	-29	3,520	4,341	-19

Pig Iron	870	985	-12	870	872	0

Steel	930	1,055	-12	930	905	+3
Electric power generation (thousand kWh)	897,722	916,235	-2	897,722	882,525	+2
Heat power generation (Gcal)	2,020,629	2,212,714	-9	2,020,629	1,799,234	+12

Sales:

Product Name	1Q2019, thousand tonnes	1Q2018, thousand tonnes	%	1Q2019, thousand tonnes	4Q2018, thousand tonnes	%
Coking coal concentrate	1,697	1,610	+5	1,697	1,747	-3

Including coking coal concentrate supplied to third parties	1,023	887	+15	1,023	990	+3

PCI	261	313	-17	261	245	+7

PCI supplied to third parties	261	313	-17	261	245	+7

Anthracites	158	319	-50	158	291	-45

Including anthracites supplied to third parties	130	267	-51	130	244	-47

Thermal coal	1,333	1,611	-17	1,333	971	+37

Including thermal coal supplied to third parties	1,187	1,356	-12	1,187	819	+45

Iron ore concentrate	612	351	+74	612	574	+7
Coke	652	629	+4	652	609	+7

Including coke supplied to third parties	231	168	+38	231	195	+19

Ferrosilicon	17	18	-8	17	20	-14

Long rolls	607	686	-11	607	621	-2

Flat rolls	114	138	-17	114	91	+26

Hardware	142	146	-3	142	143	-1

Forgings	12	12	+1	12	11	+3

Stampings	29	34	-15	29	33	-11

Key investment projects progress

Universal rolling mill:

	1Q2019, thousand tonnes	1Q2018, thousand tonnes	%	1Q2019, thousand tonnes	4Q2018, thousand tonnes	%
Sales of rails	31	53	-42	31	61	-50
Sales of sections	73	69	+6	73	71	+4

Elga coal complex:

	1Q2019, thousand tonnes	1Q2018, thousand tonnes	%	1Q2019, thousand tonnes	4Q2018, thousand tonnes	%
Run-of-mine coal	845	1,197	-29	845	1,024	-17
Coal sales	806	853	- 6	806	603	+34

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 23, 2019